# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRC Group Holdings, Inc., CIK 0001464790
CUSIP: 05580M108
Title of class of securities: Warrant to purchase shares of common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11100 Santa Monica Blvd, Suite 800, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-25-007236
Filed by CIK 0001790787

## Reporting persons
- RPVOF Broker CTB, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 89,133.58; sole dispositive power 0; shared dispositive power 89,133.58; aggregate amount beneficially owned 89,133.58 (0.23% of the class)
  Comment: The reported securities represent 89,133.58 shares of Warrant to purchase shares of common stock, par value $0.0001 per share ("Common Stock") issuable upon exercise of 89,133.58 Warrants.
  
  The percent of class is calculated based on an aggregate of 38,962,881.96 shares of Common Stock comprised of (i) 37,130,592 shares of Common Stock outstanding as of May 5, 2026 as reported on the Issuer's 10-Q filed with the Securities Exchange Commission ("SEC") on May 7, 2026 and (ii) 1,832,289.96 shares of Common Stock underlying the total amount of Warrants issued.
- OPIF Broker Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 38,740.11; sole dispositive power 0; shared dispositive power 38,740.11; aggregate amount beneficially owned 38,740.11 (0.1% of the class)
  Comment: The reported securities represent 38,740.11 shares of Warrant to purchase shares of Common Stock issuable upon exercise of 38,740.11 Warrants.
  
  The percent of class is calculated based on an aggregate of 38,962,881.96 shares of Common Stock comprised of (i) 37,130,592 shares of Common Stock outstanding as of May 5, 2026 as reported on the Issuer's 10-Q filed with the SEC on May 7, 2026 and (ii) 1,832,289.96 shares of Common Stock underlying the total amount of Warrants issued.
- Oaktree-Copley Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 58,286.98; sole dispositive power 0; shared dispositive power 58,286.98; aggregate amount beneficially owned 58,286.98 (0.15% of the class)
  Comment: The reported securities represent 58,286.98 shares of Warrant to purchase shares of Common Stock issuable upon exercise of 58,286.98 Warrants.
  
  The percent of class is calculated based on an aggregate of 38,962,881.96 shares of Common Stock comprised of (i) 37,130,592 shares of Common Stock outstanding as of May 5, 2026 as reported on the Issuer's 10-Q filed with the SEC on May 7, 2026 and (ii) 1,832,289.96 shares of Common Stock underlying the total amount of Warrants issued.
- Opps XII Broker E Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 959,020.57; sole dispositive power 0; shared dispositive power 959,020.57; aggregate amount beneficially owned 959,020.57 (2.46% of the class)
  Comment: The reported securities represent 959,020.57 shares of Warrant to purchase shares of Common Stock issuable upon exercise of 959,020.57 Warrants.
  
  The percent of class is calculated based on an aggregate of 38,962,881.96 shares of Common Stock comprised of (i) 37,130,592 shares of Common Stock outstanding as of May 5, 2026 as reported on the Issuer's 10-Q filed with the SEC on May 7, 2026 and (ii) 1,832,289.96 shares of Common Stock underlying the total amount of Warrants issued.
- OCM SSF III Broker Debt Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 687,108.74; sole dispositive power 0; shared dispositive power 687,108.74; aggregate amount beneficially owned 687,108.74 (1.76% of the class)
  Comment: The reported securities represent 687,108.74 shares of Warrant to purchase shares of Common Stock issuable upon exercise of 687,108.74 Warrants.
  
  The percent of class is calculated based on an aggregate of 38,962,881.96 shares of Common Stock comprised of (i) 37,130,592 shares of Common Stock outstanding as of May 5, 2026 as reported on the Issuer's 10-Q filed with the SEC on May 7, 2026 and (ii) 1,832,289.96 shares of Common Stock underlying the total amount of Warrants issued.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,832,289.96; sole dispositive power 0; shared dispositive power 1,832,289.96; aggregate amount beneficially owned 1,832,289.96 (4.7% of the class)
  Comment: The reported securities represent 1,832,289.96 shares of Warrant to purchase shares of Common Stock issuable upon exercise of 1,832,289.96 Warrants.
  
  The percent of class is calculated based on an aggregate of 38,962,881.96 shares of Common Stock comprised of (i) 37,130,592 shares of Common Stock outstanding as of May 5, 2026 as reported on the Issuer's 10-Q filed with the SEC on May 7, 2026 and (ii) 1,832,289.96 shares of Common Stock underlying the total amount of Warrants issued.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,832,289.96; sole dispositive power 0; shared dispositive power 1,832,289.96; aggregate amount beneficially owned 1,832,289.96 (4.7% of the class)
  Comment: The reported securities represent 1,832,289.96 shares of Warrant to purchase shares of Common Stock issuable upon exercise of 1,832,289.96 Warrants.
  
  The percent of class is calculated based on an aggregate of 38,962,881.96 shares of Common Stock comprised of (i) 37,130,592 shares of Common Stock outstanding as of May 5, 2026 as reported on the Issuer's 10-Q filed with the SEC on May 7, 2026 and (ii) 1,832,289.96 shares of Common Stock underlying the total amount of Warrants issued.

## Item 1. Issuer
Name of issuer: BRC Group Holdings, Inc.
Address of issuer's principal executive offices: 11100 Santa Monica Blvd, Suite 800, Los Angeles, CA 90025

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons:"

(i) RPVOF Broker CTB, LLC ("RPVOF"), which is controlled by its manager Oaktree Fund GP, LLC;
(ii) OPIF Broker Holdings, L.P. ("OPIF"), which is controlled by its general partner Oaktree Fund AIF Series, L.P;
(iii) Oaktree-Copley Investments, LLC ("Copley"), which is controlled by its manager Oaktree Capital Management, L.P.;
(iv) Opps XII Broker E Holdings, L.P. ("Opps XII"), which is controlled by its general partner Oaktree Fund GP IIA, LLC; Oaktree Fund GP IIA, LLC is controlled by its managing member Oaktree Fund GP II, L.P.;
(v) OCM SSF III Broker Debt Holdings, L.P. ("OCM SSF"), which is controlled by its general partner Oaktree Fund AIF Series (Cayman), L.P.;
(vi) Oaktree Capital Holdings, LLC ("OCH"), which indirectly controls each of the foregoing; and
(vii) Oaktree Capital Group Holdings GP, LLC ("OCGH"), which indirectly controls all of the other Reporting Persons.
Address of principal business office or, if none, residence: 333 S. Grand Ave., 28th Floor, Los Angeles, CA 90071
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported securities are directly held by the following entities (the "Funds"):

RPVOF directly holds 89,133.58 Warrants;
OPIF directly holds 38,740.11 Warrants;
Copley directly holds 58,286.98 Warrants;
Opps XII directly holds 959,020.57 Warrants; and
OCM SSF directly holds 687,108.74 Warrants.

As a result of their indirect control of the Funds, each of OCH and OCGH may be deemed to beneficially own the 1,832,289.96 shares of Common Stock issuable upon exercise of the Warrants directly held by the Funds.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are beneficial owners of the reported securities, for the purposes of Section 13(d) and/or Section 13(g) of the Act.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, by and among the Reporting Persons, dated as of March 5, 2025, incorporated herein by reference to the Schedule 13G filed on March 5, 2025.

## Signatures
- RPVOF Broker CTB, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- OPIF Broker Holdings, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- Oaktree-Copley Investments, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- Opps XII Broker E Holdings, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- OCM SSF III Broker Debt Holdings, L.P.: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/15/2026)